UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 24, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes          No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No X

Enclosure: Press release           TITO MBOWENI APPOINTED CHAIRMAN OF ANGLOGOLD ASHANTI

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ JSE Share Code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
24 February 2010
TITO MBOWENI APPOINTED CHAIRMAN OF ANGLOGOLD ASHANTI

AngloGold Ashanti is pleased to announce the appointment of Tito Mboweni as chairman of the company with effect from 1 June 2010. Mr Mboweni succeeds Russell Edey who retires after eight years as chairman, and a member of the board since AngloGold’s inception in 1998.

In appointing Mr Mboweni, the board took full cognisance of his long and outstanding record of public service. As Labour Minister from 1994 to 1998, Mr Mboweni was architect of South Africa’s post-
apartheid labour legislation which today continues to provide the basis for the mutually respectful labour relationships central to AngloGold Ashanti’s operational approach in South Africa. And the past ten years have cemented his reputation as one of the world’s foremost and highly respected Central
Bank governors.

Comments Mr Edey: “I am absolutely thrilled to be succeeded by Tito Mboweni. His standing in international business and financial circles, and his clear identification with the values upon which
AngloGold Ashanti is built, is all that our company could have asked for.”

Says CEO Mark Cutifani: “We're very pleased to be able to name someone of Tito Mboweni's calibre to chair our board. His experience and stature, both in South Africa and abroad, is a tremendous asset to a company with AngloGold Ashanti's global portfolio and project pipeline, as well as our international shareholder base.”

Mr Cutifani also paid tribute to Russell Edey’s service to AngloGold Ashanti: “Since joining the company in 2007, I have greatly appreciated Russell’s support and backing. He provided continuity during a time of change and during a challenging period for the global economy, during which we successfully executed our hedge reductions and balance sheet restructuring. His vision, clear thinking and integrity have provided the company with a solid governance platform on which to execute our strategy. We wish him all the best for the future.”
Johannesburg
Contacts
Tel:
Mobile:
E-mail:
Alan Fine (Media) +27 (0) 11 637 6383 + 27 (0) 83 325 0757 afine@anglogoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors) +27 (0) 11 637-6339 +27 (0) 71 608 0991 sntuli@anglogoldashanti.com
Stewart Bailey (Investors) +1 212 836 4303 +1 646 338 4337 sbailey@anglogoldashanti.com

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareholders on
27 March 2009 and the company’s annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on
May 5, 2009
May 5, 2009 as amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under
the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 24, 2010
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary